MDS Inc. Announces Completion of Hemosol Transaction

TORONTO, May 3, 2004- MDS Inc. (TSX: MDS, NYSE: MDZ) today announced the completion of its reorganization transaction with Hemosol.

Under the terms of the transaction, MDS transferred its Ontario lab business to Hemosol Inc. and substantially all of the assets and liabilities of Hemosol Inc. were transferred to a new company, Hemosol Corp., which will continue researching and developing blood products. The transaction provided Hemosol's business with approximately $16 million in cash and other consideration and will allow MDS to benefit from Hemosol's unused tax assets. MDS estimates the present value benefit of the transaction to be approximately $55-60 million, which will be realized over the next several years.

"We are pleased to have completed this transaction, which will provide Hemosol with cash with which to continue the development of its blood products and MDS with tax benefits for the next several years" said John Rogers, President and CEO, MDS Inc.

As part of the transaction, each shareholder of Hemosol Inc. received one common share of Hemosol Corp. and one Class A common share of LPBP Inc. (as Hemosol Inc. was renamed) for each common share held immediately prior to the effective time of the transaction. In addition, MDS received an additional 38,322,390 Class A common shares and 11,134,648,627 Class B Non-Voting Shares of LPBP Inc. In replacement of its warrants and rights to receive additional warrants to purchase Hemosol Inc. common shares, MDS received warrants to purchase 5,500,000 Hemosol Corp. common shares and the right to receive, on certain conditions, warrants to acquire an additional 2,000,000 Hemosol Corp. common shares.

Following the transaction, MDS owns, directly or indirectly, 6,549,897 Hemosol Corp. common shares (representing approximately 11.7% of the issued Hemosol Corp. common shares), which would increase to approximately 22% if all 7,500,000 warrants held by or issuable to MDS were exercised.

MDS also owns, directly or indirectly, 44,872,287 Class A common shares (representing 47.5% of the issued Class A Common Shares) and all of the Class B Non-Voting Shares, representing, in aggregate, 99.56% of the equity shares of LPBP Inc.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping discover and test new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. (TSX: MDS; NYSE: MDZ) at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For more information contact:

Sharon Mathers Vice-President, Investor Relations, MDS Inc. 416.675.6777 ext. 2695